Exhibit 21.1

List of Significant Subsidiaries of Advanced Biomed inc.

Significant Subsidiaries	Place of Incorporation
Advanced Biomed Inc. (Taiwan)	Taiwan
Advanced Biomed (HK) Limited	Hong Kong
Shanghai Sglcell Biotech Co., Ltd.	People’s Republic of China